Exhibit 99.1

GAZIT-GLOBE LTD.

1 Hashalom Road, Tel-Aviv, Israel

Special Notice to Shareholders who hold our Ordinary Shares

through members of the the New York Stock Exchange and the Toronto Stock Exchange

July 28, 2015

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON AUGUST 31, 2015

Gazit-Globe Ltd. Shareholders:

We cordially invite you to attend the Extraordinary General Meeting of Shareholders of Gazit-Globe Ltd. (the “Company”), to be held at 11:00 a.m. (Israel time) on Monday, August 31, 2015, at our offices at 1 Hashalom Road, Tel-Aviv, Israel, for the following purposes:

1. The approval of the appointment of Mr. Zvi Gordon as Vice President of Mergers & Acquisitions at Gazit Group USA, Inc., a wholly-owned subsidiary of the Company.

2. The approval of the compensation terms of the Company’s President, Ms. Rachel Lavine.

The Board of Directors recommends that you vote in favor of all of the proposals, which are described in the attached Proxy Statement and the Exhibit thereto.

A copy of an English translation of the Company’s immediate report describing the matters to be considered at the Meeting and certain related information as filed in Israel is attached as Exhibit A to the Proxy Statement. This provides detailed information regarding the matters to be considered at the meeting and the required vote therefore.

Shareholders who hold our ordinary shares through members of the New York Stock Exchange and the Toronto Stock Exchange should note that Sections 8.5 and 8.7 of Appendix A to the Proxy Statement are not applicable to them.

Shareholders of record at the close of business on August 3, 2015 are entitled to notice of and to vote at the meeting. You can vote either by mailing in your proxy or in person by attending the meeting. If voting by mail, the proxy must be received by our transfer agent or at our registered office at least 48 hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the meeting. If you attend the meeting, you may vote in person and your proxy will not be used. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

By Order of the Board of Directors,

Gil Kotler
Senior Executive Vice President and Chief Financial Officer

GAZIT-GLOBE LTD.

1 Hashalom Road, Tel-Aviv, Israel

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors, or the Board, of Gazit-Globe Ltd. (the “Company”) to be voted at the Extraordinary General Meeting of Shareholders of the Company (the “Meeting”) and at any adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders. The Meeting will be held at 11:00 a.m. (Israel time) on Monday, August 31, 2015 at our offices at 1 Hashalom Road, Tel-Aviv, Israel.

This Proxy Statement, the attached Notice of Extraordinary General Meeting of Shareholders and the enclosed proxy card, are being mailed to shareholders on or about July 31, 2015.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES AND CANADA

The Company is a company existing under the laws of the State of Israel. The solicitation of proxies pursuant to this Proxy Statement relates to securities of an Israeli issuer and is being effected in accordance with Israeli corporate laws and the regulations promulgated thereunder. The proxy solicitation rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and under applicable Canadian securities laws are not applicable to the Company or this solicitation and, accordingly, this solicitation is not being effected in accordance with such rules. Shareholders should be aware that disclosure requirements under Israeli law may be different from such requirements under U.S. securities laws or Canadian securities laws, as applicable. Shareholders should also be aware that requirements under Israeli law as they relate to Israeli corporations may differ from requirements under U.S. and Canadian corporate and securities laws as they apply to U.S. or Canadian corporations, respectively.

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Date, Time and Place of Meeting

The Meeting will be held at 11:00 a.m. (Israel time) on Monday, August 31, 2015, at our offices at 1 Hashalom Road, Tel-Aviv, Israel.

Purpose of the Meeting

At the Meeting, shareholders will be asked to consider and vote upon the following matters:

1. The approval of the appointment of Mr. Zvi Gordon as Vice President of Mergers & Acquisitions at Gazit Group USA, Inc., a wholly-owned subsidiary of the Company.

2. The approval of the compensation terms of the Company’s President, Ms. Rachel Lavine.

Proxy Procedure

Only holders of record of the Ordinary Shares as of the close of business on August 3, 2015 are entitled to notice of, and to vote in person or by proxy at, the Meeting.

•	Voting in Person. If your Ordinary Shares are registered directly in your name with the Company’s transfer agent (that is, you are a “registered shareholder”), you may attend and vote in person at the Meeting. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (that is, your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

•	Voting by Mail. You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for Ordinary Shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee. The proxy must be received by the Company’s transfer agent or at the Company’s registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting to be validly included in the tally of Ordinary Shares voted at the Meeting.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by (i) delivering a written notice of revocation to the Company’s Secretary, at the address of the Company set forth herein, (ii) granting a new proxy bearing a later date, or (iii) attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee, or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your Ordinary Shares, by attending the Meeting and voting in person.

A copy of an English translation of the Company’s immediate report describing the matters to be considered at the Meeting and certain related information as filed in Israel is attached hereto as Exhibit A. This provides detailed information regarding the matters to be considered at the meeting and the required vote therefore.

Exhibit A

[Translated from the original Hebrew; in the event of a discrepancy, the Hebrew version shall control]

July 23, 2015

For the attention of:	For the attention of:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.
Via MAGNA	Via MAGNA

Dear Sirs,

Re: Gazit-Globe Ltd. (the “Company”) – Transaction Pursuant to Securities Regulations

(Transaction between a Company and its controlling Shareholder), 2001 and Notice Convening an Extraordinary General Meeting of the Shareholders

Presented hereunder are a transaction report pursuant to the Securities Regulations (Transaction between a Company and its controlling Shareholder), 2001 and pursuant to the Securities Regulations (Periodic and Immediate Reports), 1970, and a notice convening an extraordinary general meeting of the shareholders of the Company, on the agenda of which will be the approval of the terms of employment of Ms. Rachel Lavine as President of the Company and approval of the employment at Gazit Group USA, Inc. (“Gazit USA”), a wholly-owned and controlled subsidiary of the Company, of Mr. Zvi Gordon, the son-in-law of the Chairman of the Company’s Board of Directors, Mr. Chaim Katzman, who is one of the controlling shareholders of the Company.

1.	Description of the main points of the transaction

1.1.	The approval of the appointment of Mr. Zvi Gordon as Vice President of Mergers & Acquisitions at Gazit USA, a wholly-owned subsidiary of the Company.

1.2.	Mr. Zvi Gordon is the son-in-law of Mr. Chaim Katzman, the Chairman of the Company’s Board of Directors and a controlling shareholder of the Company.

1.3.	The compensation to which Mr. Gordon will be entitled for his employment will be an annual salary in the amount of U.S.$ 130,000, a discretionary annual bonus that will not exceed 40% of the annual salary, and benefits customary at Gazit USA. Mr. Gordon’s employment will be unlimited in term and may be terminated by each of the parties with advance notice of 30 days.

2.	Names of controlling shareholders having a personal interest in the appointment and the nature of their personal interest

2.1.	As detailed below, Messrs. Chaim Katzman and Dori Segal, who serve as the Chairman of the Company’s Board of Directors and as its Executive Vice Chairman, respectively, are among the controlling shareholders of Norstar Holdings, Inc. (“Norstar”), the controlling shareholder of the Company, and they are therefore considered to be controlling shareholders of the Company. Mr. Chaim Katzman has a personal interest in the appointment of Mr. Zvi Gordon, in light of the fact that Mr. Gordon is his son-in-law. Mr. Segal and his wife, Erika Ottosson, could have a personal interest in the appointment of Mr. Zvi Gordon, in light of their being a parties to a shareholders agreement with Mr. Katzman and controlling shareholders of the Company.

2.2.	To the best of the Company’s knowledge, the controlling shareholders in Norstar are: Mr. Chaim Katzman, who owns, directly and indirectly, Norstar shares through private companies wholly-owned by him and by members of his family (25.38% of Norstar’s issued share capital), as well as through First US Financial LLC[1] (which owns 18.18% of Norstar’s share capital) (“FUF”, collectively with Mr. Katzman below: the “Katzman Group”); and Mr. Dori Segal (who owns 8.8% of Norstar’s issued share capital), and his wife, Ms. Erika Ottosson (who owns 5.82% of Norstar’s issued share capital), who, on January 31, 2013, entered into a shareholders agreement with the Katzman Group with respect to their interests in Norstar.

3.	Personal interest of members of the Company’s Board of Directors

3.1.	As stated, Mr. Chaim Katzman has a personal interest in the appointment of Mr. Zvi Gordon in light of the fact that Mr. Gordon is his son-in-law.

3.2.	Mr. Dori Segal might be considered as having a personal interest in the appointment of Mr. Gordon, for the reasons detailed in section 2.1 above.

[1]	Mr. Katzman has an irrevocable power of attorney from FUF that allows Mr. Katzman to vote all of FUF’s shares in Norstar according to his discretion. FUF is a foreign company registered in Nevada, United States and is owned by Mr. Katzman (including through private companies wholly-owned by him and his family members, directly and indirectly) – 51.4%, Ms. Erika Ottosson (the wife of Dori Segal, Executive Vice Chairman of the Board of Directors of the Company) – 22.6% and Martin Klein – 26%. Ms. Ottosson has provided Mr. Katzman with an irrevocable power of attorney to vote in her name and in her stead at the shareholders meetings of FUF.

3.3.	Mr. Arie Mientkavich might be considered as having a personal interest in the appointment of Mr. Gordon, in light of Mr. Mientkavich’s service as Deputy Chairman of the Board of Directors of the Company, in which Mr. Katzman is, as stated, one of the controlling shareholders.

3.4.	Ms. Rachel Lavine might be considered to have a personal interest in the appointment of Mr. Gordon, in light of Ms. Lavine’s employment as Chairman of the Board of Directors of Gazit-Globe Israel (Development) Ltd., as Executive Vice Chairman of the Board of Directors of Atrium European Real Estate Limited and as a director of Citycon Oyj, which are companies under the Company’s control (and indirectly, under Mr. Katzman’s control) and in light of her appointment as President of the Company.

4.	Notice convening an extraordinary general meeting – the time and place for convening the meeting, the agenda, the required majority, the quorum and the record date

4.1.	Notice is hereby given regarding the convening of an extraordinary general meeting of the Company’s shareholders, which will be convened on Monday, August 31, 2015, at 11 AM, at the offices of the Company at 1 Hashalom Road, Tel Aviv, Israel.

4.2.	The topics on the agenda:

4.2.1.	Approval of the employment of Mr. Zvi Gordon as Vice President of Mergers & Acquisitions at Gazit USA, as detailed in section 1 above.

4.2.2.	Approval of the terms of employment of the President of the Company, Ms. Rachel Lavine.

4.3.	The required majority:

4.3.1.	For approval of the topic referred to in section 4.2.1 above and in accordance with the provisions of Section 275(a) of the Companies Law, 1999 (the “Companies Law”), one of the following two conditions needs to be met:

4.3.1.1.	the count of the majority of the votes at the general meeting will comprise at least a majority of the total votes of the shareholders not having a personal interest in approving the transaction, who participate in the vote (in counting the total number of votes of the aforesaid shareholders, abstentions will not be taken into account);

4.3.1.2.	the total number of dissenting votes cast by the shareholders referred to in subsection 4.3.1.1 above will not exceed two percent of the Company’s total voting rights.

4.3.2.	For approval of the topic referred to in section 4.2.1 above and in accordance with the provisions of Section 272(c1)(1) of the Companies Law, in addition to a simple majority, one of the following two conditions needs to be met:

4.3.2.1.	the count of the majority of the votes at the general meeting will comprise a majority of the total votes of the shareholders not being controlling shareholders of the Company or not having a personal interest in approving the compensation of the President of the Company, who participate in the vote (in counting the total number of votes of the aforesaid shareholders, abstentions will not be taken into account);

4.3.2.2.	the total number of dissenting votes cast by the shareholders referred to in subsection 4.3.2.1 above will not exceed two percent of the Company’s total voting rights.

4.4.	The record date: The record date for determining a shareholder’s right to vote at the general meeting is the close of business on Monday, August 3, 2015.

4.5.	One or more shareholders holding shares constituting 5% or more of the total voting rights of the Company (i.e. 8,921,255 shares), and anyone holding such a percentage of the total voting rights that are not held by a controlling shareholder of the Company (i.e. 4,404,477 shares), is entitled to view the proxy statements as specified pursuant to Section 10 of the Companies Regulations (Voting in Writing and Position Papers), 2005.

5.	Viewing of documents

The proposed resolutions may be viewed at the Company’s offices at the above-indicated address, during regular office hours and by prior arrangement with Adv. Revital Kahlon, the Company Secretary (telephone: +972-3-6948000, Fax: +972-3-6961910).

[Translated from the original Hebrew; in the event of a discrepancy, the Hebrew version shall control]

July 23, 2015

For the attention of:	For the attention of:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.
Via MAGNA	Via MAGNA

Dear Sirs,

Re: Gazit-Globe Ltd. (the “Company”) – Transaction Pursuant to Securities Regulations (Transaction between a Company and its controlling Shareholder), 2001 and Notice Convening an Extraordinary General Meeting of the Shareholders of the Company

Presented hereunder are a transaction report pursuant to the Securities Regulations (Transaction between a Company and its controlling Shareholder), 2001 and pursuant to the Securities Regulations (Periodic and Immediate Reports), 1970 (the “Periodic and Immediate Reports Regulations), regarding the convening of an extraordinary general meeting of the shareholders of the Company, on the agenda of which will be the approval of the terms of employment of Ms. Rachel Lavine as President of the Company and approval of the employment at Gazit Group USA, Inc. (“Gazit USA”), a wholly-owned and controlled subsidiary of the Company, of Mr. Zvi Gordon, the son-in-law of the Chairman of the Company’s Board of Directors, Mr. Chaim Katzman, who is one of the controlling shareholders of the Company.

1.	Description of the transaction and its principal terms

1.1.	The approval is proposed of Mr. Zvi Gordon as Vice President of Mergers & Acquisitions at Gazit USA, a wholly-owned subsidiary of the Company.

1.2.	Mr. Zvi Gordon is the son-in-law of Mr. Chaim Katzman, the Chairman of the Company’s Board of Directors and a controlling shareholder of the Company.

1.3.	Mr. Gordon will be employed on a full-time basis and his role as Vice President of Mergers & Acquisitions at Gazit USA will comprise, inter alia, pursuing and reviewing global real estate transactions, analytical and economic assessments of the real estate market, due diligence, and other tasks.

1.4.	Mr. Gordon earned an MBA from the MIT Sloan School of Management. He was previously employed in a position seeking investment opportunities at a private fund dealing with real estate investments, which had a property portfolio totaling approximately U.S.$ 3.8 billion.

1.5.	The compensation to which Mr. Gordon will be entitled for his employment will be an annual salary in the amount of U.S.$ 130,000, a discretionary annual bonus that will not exceed 40% of the annual salary, and benefits customary at Gazit USA. Mr. Gordon’s employment will be unlimited in term and may be terminated by either of the parties with advance notice of 30 days.

It should be noted that another Vice President of Mergers & Acquisitions at Gazit USA, whom Mr. Gordon is due to replace, received an annual salary in the amount of U.S.$ 135,000 and was entitled to a discretionary annual bonus that would not exceed 40% of the annual salary. Furthermore, another of Gazit USA’s Vice Presidents, serving in a similar position, received on commencement of his employment in 2011 an annual salary in the amount of U.S.$ 145,000 and was entitled to a discretionary annual bonus of up to 30% of the annual salary (his annual salary currently stands at U.S.$ 185,000 and the aforesaid bonus is up to 40% of the annual salary).

1.6.	Details of the annual compensation to which Mr. Gordon will be entitled, in accordance with Schedule Six of the Periodic and Immediate Reports Regulations (presented in NIS thousands, in terms of cost to the Company and assuming the maximum bonus) are presented below:

Compensation Recipient’s Details				Compensation for Services							Other Compensation
Name	Position	Basis	% Interest in corpor- ation’s capital	Salary	Bonus	Share-based pay- ment	Manage-ment fees	Consul-ting fees	Com-mission	Other	Interest	Rent	Other	Total
Zvi Gordon	Vice President, Mergers & Acquisitions at Gazit USA	Full time	—	*566	*207	—	—	—	—	—	—	—	—	*773

*	At the rate of NIS 3.809/U.S.$ 1, as of July 22, 2015.

2.	Names of controlling shareholders having a personal interest in the appointment and the nature of their personal interest

2.1.	As detailed below, Messrs. Chaim Katzman and Dori Segal, who serve as the Chairman of the Company’s Board of Directors and as its Executive Vice Chairman, respectively, are among the controlling shareholders of Norstar Holdings, Inc. (“Norstar”), the controlling shareholder of the Company, and they are therefore considered to be controlling shareholders of the Company. Mr. Chaim Katzman has a personal interest in the appointment of Mr. Zvi Gordon, in light of the fact that Mr. Gordon is his son-in-law. Mr. Segal and his wife, Erika Ottosson, could have a personal interest in the appointment of Mr. Zvi Gordon, in light of their being parties to a shareholders agreement with Mr. Katzman and controlling shareholders of the Company.

2.2.	To the best of the Company’s knowledge, the controlling shareholders in Norstar are: Mr. Chaim Katzman, who owns, directly and indirectly, Norstar shares through private companies wholly-owned by him and by members of his family (25.38% of Norstar’s issued share capital), as well as through First US Financial LLC[2] (which owns 18.18% of Norstar’s share capital) (“FUF”, collectively with Mr. Katzman below: the “Katzman Group”); and Mr. Dori Segal (who owns 8.8% of Norstar’s issued share capital), and his wife, Ms. Erika Ottosson (who owns 5.82% of Norstar’s issued share capital), who, on January 31, 2013, entered into a shareholders agreement with the Katzman Group with regard to their interests in Norstar.

3.	Personal interest of members of the Company’s Board of Directors

3.1.	As stated, Mr. Chaim Katzman has a personal interest in the appointment of Mr. Zvi Gordon in light of the fact that Mr. Gordon is his son-in-law.

3.2.	Mr. Dori Segal might be considered as having a personal interest in the appointment of Mr. Gordon, for the reason detailed in section 2.1 above.

3.3.	Mr. Arie Mientkavich might be considered as having a personal interest in the appointment of Mr. Gordon, in light of Mr. Mientkavich’s appointment as Deputy Chairman of the Board of Directors of the Company, in which Mr. Katzman is, as stated, one of the controlling shareholders.

[2]	Mr. Katzman has an irrevocable power of attorney from FUF that allows Mr. Katzman to vote all of FUF’s shares in Norstar according to his discretion. FUF is a foreign company registered in Nevada, United States and is owned by Mr. Katzman (including through private companies wholly-owned by him and his family members, directly and indirectly) – 51.4%, Ms. Erika Ottosson (the wife of Dori Segal, Executive Vice Chairman of the Board of Directors of the Company) – 22.6% and Martin Klein – 26%. Ms. Ottosson has provided Mr. Katzman with an irrevocable power of attorney to vote in her name and in her stead at the shareholders meetings of FUF.

3.4.	Ms. Rachel Lavine might be considered to have a personal interest in the appointment of Mr. Gordon, in light of Ms. Lavine’s employment as Chairman of the Board of Directors of Gazit-Globe Israel (Development) Ltd., as Executive Vice Chairman of the Board of Directors of Atrium European Real Estate Limited and as a director of Citycon Oyj, which are companies under the Company’s control (and indirectly, under Mr. Katzman’s control) and in light of her appointment as President of the Company.

4.	Approvals required to approve the appointment

The appointment of Mr. Zvi Gordon was approved (unanimously) by the Company’s Audit Committee on July 16, 2015, and was also approved (unanimously) by the Company’s Board of Directors on July 21, 2015.

The appointment of Mr. Gordon is subject to the approval of the general meeting of the Company’s shareholders by a special majority, in accordance with the provisions of Section 275 of the Companies Law, as set forth in section 8.3.1 below.

5.	The manner of determining the transaction consideration

The consideration with respect to the employment of Mr. Zvi Gordon was determined in accordance with the customary consideration at Gazit USA. As stated above, another Vice President of Mergers & Acquisitions at Gazit USA, whom Mr. Gordon is due to replace, received an annual salary in the amount of U.S.$ 135,000 and was entitled to a discretionary annual bonus that would not exceed 40% of the annual salary. Furthermore, another of Gazit USA’s Vice Presidents, who serves in a similar position and who is expected to terminate his duties in the near future, received on commencement of his employment in 2011 an annual salary in the amount of U.S.$ 145,000 and was entitled to a discretionary annual bonus of up to 30% of the annual salary (his annual salary currently stands at U.S.$ 185,000 and the aforesaid bonus is up to 40% of the annual salary).

6.	Transactions of the kind being proposed or similar transactions

In the two years that preceded the Company’s Board of Directors’ approval of the transaction, which is the subject of this immediate report, no transactions took place between the Company and its controlling shareholder or in which the controlling shareholder had a personal interest that were similar to this transaction; moreover, as of the reporting date, there are no such transactions in effect.

7.	The reasons provided by the Audit Committee and the Board of Directors, and the names of the directors who participated in the discussions

7.1.	The Audit Committee held a discussion in accordance with the provisions of Section 117(1b) of the Companies Law and determined that the post that Mr. Gordon is set to fill is a position that requires a certain degree of special trust and, therefore, a competitive process is not the appropriate process for reviewing the employment and that “another process” should be utilized, which is the examination of the consideration being proposed for Mr. Gordon with respect to his employment as compared to the terms of employment of his predecessor in this position and those of equivalent office holders at Gazit USA. In addition, information is not publicly available with regard to similar positions at comparable companies and, accordingly, the Committee did not review comparative data, other than data relating to other Gazit USA employees.

7.2.	In light of Mr. Gordon’s academic education and his professional experience, the Audit Committee and the Board of Directors of the Company are of the opinion that Mr. Gordon has the qualifications and experience necessary to carry out his duties.

7.3.	The consideration being proposed for Mr. Gordon is fair and reasonable, inter alia, due to the fact that the terms are similar to those of equivalent office holders at Gazit USA and the consideration is lower than the consideration received by Mr. Gordon’s predecessor and of those in comparable positions.

7.4.	In accordance with the provisions of Section 275(d) of the Companies Law, the Audit Committee and Board of Directors of the Company examined whether the aforementioned terms of engagement with Mr. Gordon include a distribution, as this term is defined in the Companies Law, and determined that, since the terms of employment are fair and reasonable, the transaction does not include a distribution.

7.5.	In light of the aforesaid, the Audit Committee and the Board of Directors of the Company believe that the employment of Mr. Gordon in the proposed position and under the proposed terms is to the Company’s benefit.

7.6.	The directors who participated in the meeting of the Audit Committee on July 17, 2015, at which the appointment of Mr. Gordon was approved, were Messrs. Yair Orgler (external director and chairman of the Committee), Ronnie Bar-On (external director), Shaiy Pilpel (independent director) and Haim Ben Dor. The directors who participated in the meeting of the Company’s Board of Directors on July 21, 2015, at which the appointment of Mr. Gordon was approved, were the Committee members listed above, as well as Ms. Noga Knaz (external director) and Mr. Gary Epstein (independent director). In light of their personal interests in the approval of the appointment, Mr. Chaim Katzman and Mr. Dori Segal did not take part in the discussions and in taking the decision with regard to this matter at the aforesaid meeting of the Company’s Board of Directors. Furthermore, solely in the interest of caution, Mr. Arie Mientkavich and Ms. Rachel Lavine did not take part in the discussion and in taking the above decisions.

8.	Notice convening an extraordinary general meeting – the time and place for convening the meeting, the agenda, the required majority, the quorum and the record date

Notice is hereby given regarding the convening of an extraordinary general meeting of the Company’s shareholders, which will be convened on Monday, August 31, 2015, at 11 AM, at the offices of the Company at 1 Hashalom Road, Tel Aviv, Israel.

The topics on the agenda:

8.1.	Approval of the employment of Mr. Zvi Gordon as Vice President of Mergers & Acquisitions at Gazit USA, as detailed in section 1 above.

8.2.	Approval of the terms of employment of the President of the Company, Ms. Rachel Lavine.

8.2.1.	Background

8.2.1.1.	Ms. Rachel Lavine has served as a director of the Company since December 2014, as the Chairman of the Board of Directors of Gazit-Globe Israel (Development) Ltd. (“Gazit Development”) since January 2015, as the Executive Vice Chairman of Atrium European Real Estate Limited (“ATR”) since November 2014 (following six years’ service as ATR’s CEO and a member of its board of directors) and as a director of Citycon Oyj (“CTY”) since March 2015.

8.2.1.2.	On May 28, 2015, the Company’s Board of Directors approved the appointment of Ms. Lavine as the President of the Company in place of Mr. Aharon Soffer. Ms. Lavine is expected to commence her position with the Company on the date that the general meeting approves the terms of her employment.

8.2.2.	The proposed terms of employment

8.2.2.1.	Term of Engagement

The term of the engagement between the Company and Ms. Lavine is three years, commencing from the date of the general meeting’s approval of the terms of her employment. Ms. Lavine will serve as the Company’s President on a full-time basis.

The agreement can be terminated by either the Company or by Ms. Lavine upon 180 days advance notice. Furthermore, the Company may terminate the agreement without advance notice in circumstances that permit the employment of Ms. Lavine to be terminated without payment of severance compensation.

8.2.2.2.	Fixed component – monthly salary and ancillary benefits

The monthly salary of Ms. Lavine will amount to NIS 225,000 (gross) per month, which reflects an annual cost (comprising the base salary, a vehicle, and the Company’s customary benefits) of NIS 3.5 million, net of any compensation paid to Ms. Lavine by the Company’s public subsidiaries, as detailed in section 8.2.2.7 below. The salary will be updated once every calendar year, to reflect the increase in the Israeli Consumer Price Index compared with the index for August 2015.

In addition to the fixed salary, Ms. Lavine will be entitled to the ancillary benefits, as customary at the Company and as set forth in the Company’s compensation policy, including: an executive insurance policy (bituach menahalim) and a study fund (keren hishtalmut), with Ms. Lavine being entitled to instruct the Company to transfer amounts which exceed the maximum provision recognized for tax purposes; provision of a vehicle (including grossing up of the tax benefit) or, alternatively, bearing the costs of her private vehicle; communication expenses (including grossing up of the tax benefit); sick leave and convalescence pay in accordance with the provisions of the law; and 30 days annual vacation, and being allowed to accrue up to 60 vacation days in total. There is an overall proviso that the aggregate employment cost will not exceed NIS 3.5 million annually.

Ms. Lavine will also be entitled to indemnification, exemption and insurance under identical terms as those that apply to the other office holders of the Company.

8.2.2.3.	Variable component – annual bonus

Ms. Lavine will be entitled to an annual cash bonus, in a total amount that will not exceed 100% of the base annual salary to which Ms. Lavine is entitled for any year.

The annual bonus will be as prescribed in the Company’s

compensation policy3 and will be calculated based on the extent to which the Company meets measurable goals set in advance for the year and based on an evaluation of Ms. Lavine’s performance conducted by the Compensation Committee and the Board of Directors, at their discretion, provided that such discretion does not account for more than 20% of the total annual bonus (and, thus, not more than 6% of the total compensation to which Ms. Lavine is entitled, based on cost to the Company and linear calculation of equity compensation). The Company’s goals for any year, and the threshold value for meeting each said goal, will be announced by the Company within the framework of the annual report for each year.

The mechanism according to which the annual bonuses will be paid is identical to the existing mechanism in relation to the rest of the Company’s office holders and which was approved by the Company’s general meeting and in accordance with which bonuses have been paid to the Company’s office holders for the years 2013 and 2014.

8.2.2.4.	Variable component – equity compensation

Upon the term of Ms. Lavine’s employment agreement commencing, the Company will grant to Ms. Lavine options (unlisted) to purchase ordinary shares of the Company, each having a par value of NIS 1, restricted stock units (“RSUs”) and restricted stock units for which the vesting thereof is conditional on the performance of the Company’s share (“PSUs”), in a quantity that reflects an aggregate cost to the Company, as of the grant date, NIS 8.25 million, for the entire agreement term (the options, the RSUs and the PSUs, will hereinafter be jointly referred to as the: “Equity Compensation Components”). In accordance with the Company’s compensation policy, half of the equity compensation will be allotted in options, 25% in RSUs and 25% in PSUs.

The Equity Compensation Components will be allotted to Ms. Lavine in accordance with the Company’s 2011 equity compensation plan (the “2011 Plan”), pursuant to the capital gains track (with a trustee) of Section 102 of the Income Tax Ordinance and subject to the following material conditions:

[3]	For further details, please refer to Appendix C to Exhibit 99.1 of the Company’s Current Report on Form 6-K furnished to the Securities and Exchange Commission on July 31, 2013.

The exercise price of every option will be the average price of the Company’s share on the stock exchange on the 30 days preceding the allotment date, provided that it is not less than the par value of the Company’s share. The exercise price will be linked to the Israeli Consumer Price Index known at the grant date and will be subject to customary adjustments, in accordance with the 2011 Plan.

At the vesting date of the RSUs or the PSUs, as detailed below, Ms. Lavine will only pay the par value of the underlying shares to which she is entitled upon exercise. The actual allotment of the underlying shares for the RSUs or for the PSUs does not require Ms. Lavine to provide notice of exercise to the Company.

The vesting period of the options and the RSUs will be for a period of three years from the grant date of the options, while in every said year one third of the quantity of the options and one third of the quantity of the RSUs allotted to Ms. Lavine will vest, so that, at the end of the term of the employment agreement, all the Equity Compensation Components will have vested. The PSUs will vest three years after they are granted, upon the fulfillment of the following two cumulative conditions: (a) Ms. Lavine is still employed by the Company and (b) the total yield (including distributed dividends) of the Company’s shares during the aforesaid three-year period, is at least 20% of the share price as of the grant date of the PSUs, with the share price on the grant date and the share price on the vesting date, for the purpose of examining the yield, being taken as the average price of the share on the 30 days preceding the grant date and on the 30 days preceding the vesting date, respectively. The final expiration date of all options (provided they have not expired or been exercised beforehand pursuant to the conditions of the 2011 Plan), is four years from the grant date.

At the time of exercise of the options, Ms. Lavine can choose one of the following two means of exercise: (a) exercise in return for full payment of the exercise price to the Company, or (b) at the time of exercise, Ms. Lavine will not be issued all shares underlying the options, but rather only a quantity reflecting the inherent cash benefit of the options (i.e., cashless exercise) – namely, the amount reflecting the difference between the Company’s ordinary share price on the exercise date and the exercise price, and Ms. Lavine will pay the Company, on the exercise date, only the par value of the shares actually allotted to her. Ms. Lavine has also undertaken to act in accordance with the guidelines regarding the obligation to hold Company shares, once such guidelines will have been adopted by the Company’s Board of Directors.

Shortly after the date of the actual grant of the Equity Compensation Components, the Company will publish a report in accordance with the Securities Regulations (Private Offer of Securities in a Listed Company), 2000.

8.2.2.5.	Conditions of termination

Should the term of the agreement terminate without a new agreement being signed with Ms. Lavine, Ms. Lavine will be entitled to an additional payment in a total amount equivalent to her full salary and ancillary social benefits for a further six months.

Should the Company seek to terminate the agreement before three years have elapsed (except under circumstances in which the Company is entitled to terminate the agreement without an obligation to pay severance compensation), or in the event of resignation under circumstances in which the resignation is viewed, by law, as dismissal, or in the case of death or loss of work capacity, Ms. Lavine (or her estate) will be entitled to the following: (a) a 180 day period of advance notice during which Ms. Lavine will be entitled to receive a salary and all conditions and benefits due to her under her employment agreement; (b) salary and all ancilliary social benefits for a further six months; (c) an additional payment in a total amount equivalent to either her monthly base salary for another 12 months or her monthly base salary for the remaining period until the end of the agreement term, whichever is the lower; (d) a proportionate share of the annual bonus to which Ms. Lavine would have been entitled for the year in which her service ended; and (e) an acceleration of the vesting period for the full Equity Compensation Components granted to her that have not yet vested.

8.2.2.6.	Termination of the Agreement Due to a Change of Control of the Company

In the event of the termination of Ms. Lavine’s employment (except under circumstances in which the Company is entitled to terminate the agreement without the obligation to pay severance compensation), either by her or by the Company, during the 12 months after a change of control of the Company (as such term is defined below), Ms. Lavine will be entitled, immediately upon termination of her employment as stated, and in place of the terms stipulated in section 8.2.2.5 above, to the following: (a) an acceleration of the vesting period for the full Equity Compensation Components granted to her that have not yet vested; and (b) a grant in an amount equal to 200% of her annual base salary in the year in which the change of control was completed, provided that the aforesaid grant does not exceed an amount reflecting Ms. Lavine’s base salary for the remaining period until the end of the term of her employment agreement, with the addition of six months.

For the purpose of this section – “change of control” shall mean: (a) any instance in which a merger or acquisition transaction has been entered into by the Company, resulting in the holdings of all of the Company’s shareholders (immediately prior to the execution of the transaction), directly or indirectly, constituting less than 30% of the share capital of the Company or of the absorbing company following the transaction, and a chairman has been appointed for the Company who is not Chaim Katzman or Dori Segal, other than a merger or acquisition between Gazit Group companies; or (b) the sale of all, or substantially all, of the Company’s assets, other than such a sale carried out as part of a restructuring of the Gazit Group, or of some of the Gazit Group companies.

8.2.2.7.	Offset with respect to compensation from companies under the Company’s control

In light of Ms. Lavine’s entitlement to cash compensation of EUR 500,000 with respect to her service as Executive Vice Chairman of ATR’s board of directors and her entitlement to equity compensation of EUR 50,000 with respect to her service as a director of CTY, with the addition of an estimated annual amount of EUR 5,000 for attending CTY meetings, the Company will in practice only pay Ms. Lavine the difference between the annual cost of her salary (in an amount of NIS 3.5 million, as referred to above) and the amounts that will actually be paid to Ms. Lavine directly by ATR, CTY or any other subsidiary. Once every six months, the parties will make an accounting of the amounts paid to Ms. Lavine by the aforesaid subsidiaries and by the Company and the necessary adjustments will be made, so that the annual cost will not exceed NIS 3.5 million.

For details regarding the compensation to which Ms. Lavine was entitled from companies under the control of the Company in 2014, see Article 21 in Chapter D of the Company’s annual report.

At the time of commencing her service with the Company, Ms. Lavine’s agreement to serve as Chairman of Gazit Development’s board of directors will be terminated and she will be paid a one-time payment of NIS 1 million, which reflects: (a) all the payments due to her under the agreement with Gazit Development for a period of eight months, starting on January 1, 2015 and ending on the commencement date of her employment with the Company (net of ongoing payments paid to her); and (b) a grant in the amount of NIS 750,000 that was promised to Ms. Lavine under the agreement with Gazit Development, and it is clarified that Ms. Lavine has waived the additional grant in the amount of NIS 750,000 to which she might have been entitled under certain conditions pursuant to the agreement with Gazit Development. Ms. Lavine will continue to serve as Chairman of Gazit Development’s board of directors for no additional consideration.

8.2.2.8.	Presented in table-form below are details of the proposed terms (based on cost to the Company, assuming the maximum grant and linear calculation of equity compensation):

Compensation Recipient’s Details				Compensation for Services (NIS in thousands)					Total
Name	Position	Basis	% interest in corporation’s capital	Salary	Bonus	Share- based payment	Management/ consulting fees/ commission	Other
Rachel Lavine	President of the Company	Full time	—	3,500	2,700	2,750	—	—	9,000	[4]

[4]	Rounded to the nearest thousand.

For comparative data relating to the proposed compensation of the Company’s President, based on the comparative study conducted by Prof. Moshe Zviran, refer to Appendix A of this report.

8.2.3.	The reasons provided by the Compensation Committee and the Board of Directors of the Company and the names of the directors who participated in the discussions:

The directors who participated in the meeting of the Compensation Committee held on July 17, 2015, at which it was resolved to approve Ms. Lavine’s terms of employment, were: Messrs. Ronnie Bar-On (external director and chairman of the Committee), Prof. Yair Orgler (external director), Dr. Shaiy Pilpel (independent director) and Michael Haim Ben Dor. The directors who participated in the meeting of the Board of Directors held on July 21, 2015, at which Ms. Lavine’s terms of service were approved, were the Compensation Committee members listed above, as well as Ms. Noga Knaz (external director) and Mr. Gary Epstein (independent director).

Below are the main considerations that guided the Compensation Committee and the Board of Directors in approving Ms. Lavine’s terms of service, as well as the reasons of the Compensation Committee and the Board of Directors for such approval:

8.2.3.1.	Ms. Lavine possesses a wealth of business and management experience and is thoroughly familiar with the business of the Gazit Group (the Company and its subsidiaries and related companies) from its various aspects. Over the last eight years, Ms. Lavine has served in a series of management positions in the Gazit Group, in Israel and overseas, six of which were spent as the CEO of ATR.

8.2.3.2.	Ms. Lavine has the academic education necessary to carry out her duties. Ms. Lavine earned a BA in business management from the College of Management and an Executive MBA from the Kellogg School of Management, Northwestern and is a certified public accountant.

8.2.3.3.	The terms of the proposed compensation for Ms. Lavine conform with the Company’s compensation policy.

8.2.3.4.	In the opinion of the Compensation Committee and the Board of Directors, in accordance with the recommendation of the Chairman of the Company’s Board of Directors, and in light of the Committee members’ knowledge of Ms. Lavine, the compensation terms are in line with her professional capabilities and considerable expertise and the unique experience she has amassed over her whole working career in general and during her years of service with the Company’s subsidiaries in particular and their contribution to the Company’s success. As a result of the many years in which she has worked in management positions with property companies in general and with Gazit Group companies in particular, Ms. Lavine is thoroughly familiar with the business of the Group and possesses considerable experience and knowledge of the various aspects of the Group’s business, which are of substantial value in attaining the Company’s goals and in generating profits.

8.2.3.5.	The Compensation Committee and Board of Directors have approved Ms. Lavine’s terms of employment after being presented with comparative data, taken from a study prepared by Prof. Moshe Zviran (attached as Appendix A of this report), with regard to employment terms of CEOs of companies that are comparable to the Company, which reveal that the compensation package being proposed for Ms. Lavine does not deviate from what is considered customary in comparable companies in Israel. In light of such comparative data and taking into consideration Ms. Lavine’s professional, business and managerial experience, as well as her abilities and the salary to which Ms. Lavine was entitled in her previous position, the Compensation Committee believes that Ms. Lavine’s terms of employment are acceptable and reasonable under the circumstances.

8.2.3.6.	The grant of securities to senior members of management, such as Ms. Lavine, is carried out with the aim of encouraging their identification with the Company creating a situation where they are impacted by the operating results of the Company, as is acceptable both in Israel and worldwide, and is clearly consistent with the Company’s policies and the policies of its public subsidiaries for the granting of options to office holders and employees, while implementing the Company’s view that equity compensation helps both to enlist new managers and to retain existing managers, in a manner that helps create a superior senior management team with a high level of dedication toward the Company.

8.2.3.7.	After examining the entirety of the proposed terms of employment for Ms. Lavine with the Company, in the view of the Compensation Committee and the Board of Directors, the proposed terms of employment create a fair relationship between the fixed salary components and the variable salary components comprising her total compensation (on the assumption of a maximum annual bonus, the ratio between the fixed and variable components stands at 61%:39%).

8.2.3.8.	Furthermore, the Compensation Committee and the Board of Directors have compared the proposed terms of compensation for Ms. Lavine with the salary of the other employees of the Company, especially the average salary (a multiplier of 19) and the median salary (a multiplier of 23) of such employees, and the effect of the gaps between them on work relations at the Company, and found that Ms. Lavine’s salary is appropriate, despite the compensation gap with respect to other employees of the Company, in light of the scope of the position, the areas of responsibility handled by Ms. Lavine and the responsibility shouldered by her in connection with the Company’s business and its activities, including the residual liability of Ms. Lavine as Company President by virtue of administrative enforcement provisions.

8.3.	The required majority:

8.3.1.	For approval of the topic referred to in section 8.1 above (approval of Mr. Zvi Gordon’s employment at Gazit USA), one of the following two conditions needs to be met:

8.3.1.1.	the count of the majority of the votes at the general meeting will comprise at least a majority of the total votes of the shareholders not having a personal interest in approving the transaction, who participate in the vote (in counting the total number of votes of the aforesaid shareholders, abstentions will not be taken into account);

8.3.1.2.	the total number of dissenting votes cast by the shareholders referred to in subsection 8.3.1.1 above will not exceed two percent of the Company’s total voting rights.

8.3.2.	For approval of the topic referred to in section 4.2.1 above (approval of the Company President’s terms of service), in addition to a simple majority, one of the following two conditions needs to be met:

8.3.2.1.	the count of the majority of the votes at the general meeting will comprise a majority of the total votes of the shareholders not being controlling shareholders of the Company or not having a personal interest in approving the compensation of the President of the Company, who participate in the vote (in counting the total number of votes of the aforesaid shareholders, abstentions will not be taken into account);

8.3.2.2.	the total number of dissenting votes cast by the shareholders referred to in subsection 8.3.2.1 above will not exceed two percent of the Company’s total voting rights.

8.4.	A quorum shall be formed when at least two shareholders are present, personally or by proxy, jointly holding at least 35% of the voting rights of the Company. If no quorum is present half an hour after the time set for the meeting, the meeting will be adjourned until the same day in the following week, at the same time and place. If, at the adjourned meeting, no quorum is present within half an hour of the time set for the start of the meeting, then a quorum will be deemed present if at least two shareholders with voting rights are present, personally or by proxy, jointly holding at least 30% of the voting rights of the Company.

8.5.	The record date for determining a shareholder’s right to vote at the general meeting (as stipulated in Section 182 of the Companies Law) is the close of business on Monday, August 3, 2015 (the “Record Date”). Under the Companies Regulations (Proof of Ownership of a Share for Voting at a General Meeting), 2000, a shareholder, in whose name a share has been registered with a member of the Tel Aviv Stock Exchange Ltd. (“TASE”) and that share is included in the shares of the Company registered in the Company’s Israeli shareholders register in the name of a nominee company, and who wishes to vote at the general meeting, should provide the Company with confirmation from the TASE member with whom his right to the share is registered, regarding his ownership of the share, at the Record Date, pursuant to Form 1 in the Schedule to the above Companies Regulations.

8.6.	A power of attorney for participating and voting at the general meeting must be lodged at least 48 hours before the time for the convening of the meeting, at the offices of the Company at 1 Hashalom Road, Tel Aviv, Israel.

8.7.	The address of the distribution site of the Israel Securities Authority (the “Distribution

Site”) and the website of the TASE, where the wording of the proxy statement and position papers can be found, as defined in Section 88 of the Companies Law, are as follows: www.magna.isa.gov.il and www.maya.tase.co.il, respectively. Voting by proxy statement will be done on the second part of the proxy statement as published on the Distribution Site. A shareholder may request directly from the Company to receive the wording of the proxy statement and the position papers (if any). The TASE member will send by e-mail, for no consideration, a link to the wording of the proxy statement and the position papers, on the Distribution Site, to every shareholder who is not registered in the shareholders register and whose shares are registered with that TASE member, if the shareholder has filed notice that he requires this, provided that the notice is given vis-à-vis a specific securities account and at a date earlier than the Record Date. A shareholder whose shares are registered with a TASE member is entitled to receive the confirmation of ownership from the TASE member through whom he holds the shares, at a branch of the TASE member or by mail to his address in consideration for dispatch fees only, if he has requested such. A request in this matter will be given in advance for a specific securities account. The proxy statement must be delivered to the Company’s offices, at the above address, in such a manner that the proxy statement reaches the Company’s offices, by no later than 72 hours before the time for the convening of the meeting. The last date for the delivery of a position paper to the Company is ten days after the Record Date.

8.8.	One or more shareholders holding shares constituting 5% or more of the total voting rights of the Company (i.e. 8,921,255 shares), and anyone holding such a percentage of the total voting rights that are not held by a controlling shareholder of the Company (i.e. 4,404,477 shares), is entitled to view the proxy statements as specified in Section 10 of the Companies Regulations (Voting in Writing and Position Papers), 2005.

9.	Powers of the Israel Securities Authority

The Israel Securities Authority (or one of its employees authorized by it for this purpose) is empowered to order the Company to provide explanations, details, information and/or additional documents in connection with the matters detailed in this report or to order that this report be amended. If the amendment of this report is ordered, the Israel Securities Authority is empowered to order that the general meeting be deferred to a date not earlier than three business days and not later than 35 days from the date of publishing the amendment to this report.

10.	Viewing of documents

The wording of the proposed resolutions may be viewed at the Company’s offices at the above-indicated address, during regular office hours and by prior arrangement with Adv. Revital Kahlon, the Company Secretary (telephone: +972-3-6948000, Fax: +972-3-6961910).

11.	Company representatives dealing with this immediate report

Tomer Sela, Adv.; Noa Uri Burla, Adv; Katya Makarov, Adv.

Meitar Liquornik Geva Leshem Tal, Law Offices

16 Abba Hillel Silver Rd., Ramat-Gan, Israel

Tel: +972-3-6103100; Fax: +972-3-6103111

Gazit-Globe Ltd.

By: Gil Kotler, Senior Executive Vice President and Chief Financial Officer

Varda Zuntz, Vice President of Corporate Responsibility

APPENDIX A

Comparative Data Relating to the Proposed Compensation of Ms. Rachel Lavine

[Translated from the original Hebrew text at Gazit-Globe Ltd.’s request; to the extent there is a discrepancy between the translation and the original Hebrew, the original Hebrew version shall control]

July 13, 2015

The Board of Directors

Gazit-Globe Ltd.

Dear Sirs,

Re. CUSTOMARY COMPENSATION LEVELS FOR THE CEO POSITION

1.	Per your request and further to the studies performed for Gazit Globe in previous years, we have conducted an analysis of comparative data regarding customary remuneration levels for CEO position as a benchmark for evaluating the compensation package for the incoming president.

2.	Prof. Moshe Zviran Ltd. is the leading provider of information and consulting services for top executives’ compensation and benefits practices in Israel. The comparative data for the requested positions were extracted from our live, up-to-date, information database of senior management at over 350 companies. Our database is considered as the most comprehensive in Israel and has become the industry standard for negotiating remuneration levels for Israeli top executives. Our database, which constitutes the largest and most up-to-date benchmark in Israel, combined with our unique expertise that is founded on academic knowledge, decades of experience and hundreds of projects, enables us to offer our client organization research- and knowledge-based solutions based on local, sectoral or global data.

Methodology

3.	In order to create a correct comparison group for the purpose in hand we have selected the main features of the Company, including the nature of its activity and its operating turnover. In accordance with the Company’s size in the Israeli economy we have extracted executive data from 26 major companies whose turnover exceeds one billion dollars.

4.	The list of companies includes companies in the income producing property sector, including: Alony-Hetz, Alrov Real Estate, Amot, BIG, Jerusalem Economy,Melisron and Azrieli, as well as other public and private companies, including: Adama, Osem, Electra, ORL (Oil Refineries), Bezeq, Harel, Clal Insurance, Menora, Nice, Cellcom, Pelephone, Partner, Strauss, Shikun & Binui and others. The full list of companies is not itemized since the analysis below includes certain confidential data that is not widely available. It is important to note that the selection of the sample companies does not take into account the financial results and profitability of the companies used in the comparison.

5.	The structure of the compensation package for the most senior managerial position usually comprises the following:

•	base salary;

•	monthly allowances – including the economic value of a company vehicle for the executive’s sole use as well as the grossing up of the usage value of the vehicle, if any, and also fixed payments and their grossing up, if any;

•	annual bonuses that are part of the executive’s remuneration for attaining the company’s short-term goals;

•	equity compensation (options and stock) that are part of the executive’s remuneration for attaining the company’s long-term goals and enhancing the company’s value;

•	a package of related benefits (including, inter alia, a land telephone line at home, a cellular telephone, etc.).

This study focuses on the first four items, without relating to the related benefits package.

Analysis and results

6.	From the corporate governance aspect, it is customary to analyze the remuneration of executives from an overall perspective rather than just focusing on a single compensation component. Accordingly, the data analysis below is based on the remuneration items in aggregate (in monthly values).

7.

The results of the comparative data analysis are presented in the following table. The left-hand block of data shows the lower limit, the bottom quartile (the 25th percentile), the average, the top quartile (the 75th percentile) and the upper limit of the sample data. The right-hand block of data details the compensation data for the Company’s office holder and her position relative to the sample data. All the data relating to the seven tiers described above are presented in NIS (new Israeli shekels).

8.	According to the latest data furnished to us, the incoming president’s compensation package comprises the following components:

•	monthly salary – NIS 225,000;

•	monthly allowances: a company veicle for the president’s sole use and the grossing up of the usage value. The accepted usage value of these benefits is NIS 18,000;

•	annual bonus – the president’s target bonus is the equivalent of 12 monthly salaries, viz. NIS 2,700,000;

•	equity compensation – the Company’s president will receive an equity award based on a mix of equity instruments. The aggregare value of the equity award on the grant date is NIS 8,250,000 on a linear three-year vesting track.

9.	The following table details the monthly compensation levels for CEOs at the sample companies and the relative position of the Company’s incoming president relative to what is customary at the sample companies for such a position:

Salary Tier	Sample Data
	Low	25%	Average	75%	High	Salary	Relative Position
Base salary	102,100	137,780	161,280	184,320	240,430	225,000	~ 95th percentile
Monthly allowances	6,000	11,650	15,360	19,410	25,570	18,000	~ 70th percentile
Full monthly salary	114,100	151,980	176,640	195,660	257,100	243,000	~ 95th percentile
Annual payments	—	1,065,950	1,798,610	2,366,500	4,935,000	2,700,000	~ 85th percentile
Total cash	168,220	245,820	326,530	389,470	580,660	468,000	~ 85th percentile
Annual equity value	—	—	1,336,950	2,247,500	5,599,420	2,750,000	~ 80th percentile
Total compensation	222,930	298,630	437,940	539,830	848,300	697,167	~ 85th percentile

10.	It is important to note that the relative position in the total salary tier and in the total remuneration tier has been calculated assuming the maximum bonus.

11.	In order to test the robustmess of the sample we conducted a sensitivity analysis of the data by trimming the outlier values at both ends (i.e., the highest and lowest values at each end of each tier). The results of the revised analysis of the sample companies reveals that the sample is relatively stable and is not subject to major variations as a result of a specific datum.

12.	The above comparative data reveal that the incoming president’s overall compensation pakage is within the accepted range in comparison with similar companies.

Secrecy and limitation of Liability

1.	As agreed, our task is focused at providing benchmark information only while the responsibility for making decisions and the results obtained following the use of any of the services or deliverables provided by us is of the Company and its institutions. We bear no responsibility, contractual or otherwise, arising from the data or services provided to the Company.

2.	We hope the information included in this analysis responds to your needs on this issue. In case you have questions, please let us know and we will make all efforts to address them.

Yours sincerely,

[Signed]

Prof. Moshe Zviran